June 8, 2005

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re:	Petrohawk Energy Corporation
Form S-4
Filed April 28, 2005
File No. 333-124391

Dear Mr. Schwall:

      Thank you for the comments included in your letter dated June 1, 2005. On behalf of Petrohawk Energy Corporation, I have reproduced each of your comments below, and have included specific responses following each comment.

Form S-4

General

1.	We note the filing of Forms S-3 File Nos. 333-124898 and 333-124899. Please note that resolution of the issues raised in this comment letter is a precondition to the effectiveness of this registration statement and any other pending registration statements.

      Response:

      We acknowledge your comment and do not intend to request effectiveness of these or other pending registration statements until the issues raised in this comment letter are resolved.

Summary

2.	Your question and answer section repeats a lot of the information provided in the summary. Please view the question and answer section and the summary as one section. Delete any redundant information.

Response:

We have reviewed these sections as you have suggested and have removed redundant information.

3.	Please disclose the time period anticipated between the vote and closing, particularly since the amount of cash and/or the number of shares of Petrohawk common stock that stockholders will receive will be determined after the vote. Please also consider including a toll free number that shareholders can call before the polls close to find out the exchange ratio, calculated as of the most recent date then practicable.

Response:

The time period anticipated between the stockholders meetings and the closing is disclosed on page 4 under the heading “The Merger – Mission Will Merge With and Into a Subsidiary of Petrohawk”. We will highlight this sentence for the reader by using a bold font style.

We agree that more readily available information for stockholders as to the then current exchange ratio would be desirable. We have explored our alternatives in this regard, including providing a toll free number for stockholders to call. For logistical reasons and because we believe the nature of the information may be better suited to a visual presentation, Petrohawk and Mission intend to provide access to current calculations through their respective websites. We believe this is a manageable solution for Petrohawk and Mission that will offer stockholders access to current exchange ratio information in a format that will be most comprehensible to them. We have revised the disclosure under the first answer on page 2 accordingly.

4.	The disclosure on page 5 provides an example of consideration to be received that is based on a price point of $11.53, the closing price of Petrohawk common stock on April 1, 2005. Please revise to provide a prominent example of the number of shares and amount of cash to be issued based on the closing price of Petrohawk common stock as of the latest date practicable. Please also disclose that the actual amount of the consideration and number of shares to be issued may differ from the example given as of the latest practicable date, given that the cash consideration and number of shares will not be determined until immediately preceding the closing. You should provide a reasonable range of prices and shares to be issued in the table.

Response:

We have revised the disclosure as requested. We have included in the disclosure on pages 4 and 7 under the heading “ Mission Stockholders Will Receive Cash and/or Shares of Petrohawk Common Stock in the Merger Depending on Their Election and Any Adjustment” disclosure to the effect that the actual amount of the consideration and the number of shares to be received by a stockholder may differ from the examples given because they will not be determined until immediately preceding the closing. We have also revised the ranges in the table as requested.

Comparison of Rights of Holders of Petrohawk and Mission Common Stock. page 99

5.	Please revise the disclosure regarding the relative rights of Mission versus Petrohawk shareholders that commences on page 99 of the prospectus. Rather than only delineate the respective provisions of each company’s charter and by-laws, include disclosure that emphasizes the manner in which Mission shareholders’ rights will be lessened or adversely impacted relative to the rights they currently enjoy, following the merger. In this regard, we note for example, there is no disclosure of the fact that shareholder nominations to the board of directors are permitted under Mission’s bylaws yet there is no such provision in the by-laws of Petrohawk. Please review the provisions of the respective charters and by-laws of the companies and revise your disclosure accordingly.

Response:

We have revised the disclosure as requested.

6.	Please file all exhibits and other materials as soon as practicable. In this regard, we note that you have not filed the form of proxy cards and transmittal materials to be delivered to stockholders of Mission Resources Corporation and Petrohawk Energy Corporation, or the certificate of incorporation of the Company. Please amend the filing accordingly.

Response:

We have included in the filing the forms of proxy cards, election materials and other exhibits as requested. As Ms. Duru and I discussed the other day, we have not filed the certificate of incorporation (or other constituent documents) of the parties to date as they are incorporated by reference into the filing.

      Please do not hesitate to call with any questions or additional comments regarding the Form S-4 and this letter. I can be reached at (713) 951-5807.

Very truly yours,

/s/ William T. Heller IV

cc:	Mellissa Campbell Duru
Division of Corporation Finance